EXHIBIT 99.1

INTERSHOP



INVITATION

Intershop Communications
Aktiengesellschaft, Hamburg


- Securities Identification Code 622 700 -


Invitation
to the Ordinary General Stockholders' Meeting


We herewith invite the stockholders of our Company to attend the Ordinary General Stockholders' Meeting, which shall take place on Thursday, June 6, 2002, at 11:00 a.m.
at the CCH Convention Center,
Am Dammtor/Marseiller Stra(beta)e, 20355 Hamburg, Germany.



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AGENDA

1. PRESENTATION OF THE FINANCIAL STATEMENTS, THE CONSOLIDATED FINANCIAL STATEMENTS, AS WELL AS THE MANAGEMENT REPORT AND GROUP MANAGEMENT REPORT FOR FY 2001, TOGETHER WITH THE REPORT OF THE SUPERVISORY BOARD.

2. RESOLUTION REGARDING ALL ACTIONS TAKEN BY THE MEMBERS OF THE MANAGEMENT BOARD IN FY 2001
      The Supervisory Board and Management Board propose that the actions taken by the members of the Management Board in FY 2001 be formally approved.

3. RESOLUTION REGARDING ALL ACTIONS TAKEN BY THE MEMBERS OF THE SUPERVISORY BOARD FOR FY 2001
      The Supervisory Board and Management Board propose that the actions taken by the Supervisory Board in FY 2001 be formally approved.

4.    ELECTION OF THE MEMBERS OF THE SUPERVISORY BOARD
      Pursuant to Section 96, para. 1 of the German Stock Corporation Act and
      Section 9, para. 1 of the Articles of Association, the Supervisory Board consists of six representatives of the stockholders. The General Stockholders' Meeting is not bound by proposals regarding membership of the Supervisory Board, all members of which shall be elected by the General Stockholders' Meeting.

      The Supervisory Board proposes that the following members of the second Supervisory Board as well as the following additional person be elected as members of the Supervisory Board to serve until the close of the General Stockholders' Meeting that votes to approve the actions taken in FY 2006:

      1. Mr. Eckhard Pfeiffer, Investor, Houston, Texas, U.S.A.
      2. Mr. Theodore J. Smith, Investor, Laguna Beach, California, U.S.A.
      3. Dr. Hagen Hultzsch, Physicist, Bonn, Germany
      4. Mr. Hans Gutsch, Businessman, Cypress, Texas, U.S.A.
      5. Prof. Hartmut Esslinger, Designer and Entrepreneur,
         Los Gatos, California, U.S.A.
      6. Mr. J. Burgess Jamieson, Investor, Atherton, California, U.S.A.

      Mr. Pfeiffer is also a member of the Board of Directors of General Motors Corporation, Hughes Electronics Corporation, Biogen Inc., L.M. Ericsson AB, IFCO N.V., a member of the Supervisory Board of Syntek Capital AG, and is on the Advisory Board of Deutsche Bank AG.

      Mr. Smith is also a member of the Board of Directors of Filenet Corporation, as well as of Apriso Corporation, U.S.A.

      Mr. Gutsch is also Vice Chairman of the Supervisory Board of EyeTicket Corporation, a member of the Supervisory Board of EI-Nets Ltd., Singapore, and of RYNEX Corporation,


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      New York, U.S.A.

      Dr. Hultzsch is also a member of the Supervisory Boards of TranSwitch Inc., Shelton, Connecticut, U.S.A., VPIsystems Inc., Holmdel, New Jersey, U.S.A., Heraeus Tenevo AG, Hanau, Leybold Optics, Hanau, and Oyster Optics Inc., New York, N.Y., U.S.A.

      Prof. Esslinger is a member of the Supervisory Board of Frogdesign, Inc., Sunnyvale, California, U.S.A. and of Frogdesign GmbH, Altenstieg, Germany.

5.    RESOLUTION REGARDING TRANSFER OF DOMICILE
      The Management Board and Supervisory Board propose that the following resolution be passed:
      a) The domicile of the Company shall be transferred from Hamburg to Jena.
      b) Section 1, para. 2 of the Articles of Association shall be revised as follows: "The Company is domiciled in Jena."

6. RESOLUTION REGARDING THE CREATION OF NEW AUTHORIZED CAPITAL I (AUTHORIZED CAPITAL I) SUBJECT TO THE CANCELLATION OF THE PRIOR AUTHORIZATION, AMENDMENT OF THE ARTICLES OF ASSOCIATION
      The Management Board and Supervisory Board propose that the following resolutions be passed:
      a) The authorization granted by the General Stockholders' Meeting on June 27, 2000 to increase the share capital, which, at (euro) 26,403,365, has not been fully utilized, shall be canceled.

      b) Section 4, para. 5 of the Articles of Association of the Company shall be amended as follows:
          "5. For a period of five years after entry of this authorization in the commercial register, the Management Board is authorized, subject to the approval of the Supervisory Board, to increase the share capital of the Company once or several times up to a total of (euro) 38,610,000 by issuing 38,610,000 new common bearer shares against cash and/or non-cash capital contributions (Authorized Capital I). The Management Board, subject to the approval of the Supervisory Board, shall determine any and all other aspects of the rights attached to the shares as well as any other conditions concerning issuing the shares. Furthermore, the Management Board is authorized, subject to the approval of the Supervisory Board, to exclude stockholders' subscription rights, whereby the exclusion is permitted in particular if the capital increase is effected against cash contributions, if it does not exceed ten percent of the share capital, and if the issuance price is not significantly below the stock market price."

REPORT OF THE MANAGEMENT BOARD PURSUANT TO SECTION 203, PARA. 1 AND 2, SECTION 186, PARA. 4, SENTENCE 2 OF THE GERMAN STOCK CORPORATION ACT REGARDING THE AUTHORIZATION OF THE MANAGEMENT BOARD TO EXCLUDE STOCKHOLDERS' SUBSCRIPTION RIGHTS WHEN DRAWING ON AUTHORIZED CAPITAL I

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The requested authorization of the Management Board to exclude stockholders'
subscription rights, subject to the approval of the Supervisory Board, is intended to enable the Company to react flexibly and in a timely manner to market needs. The Management Board envisages the following concrete scenarios:

1. When a share capital increase is effected against cash contributions to raise new equity capital, fractional amounts shall be excluded. This enables a utilization of the requested authorization with rounded off amounts, while retaining a "straight" subscription right ratio, and simplifies the handling of the stockholders' subscription rights. Any fractional amounts can, for instance, be utilized on the stock market.

2. Furthermore, the exclusion of stockholders' subscription rights when implementing a capital increase for cash enables the Management Board, within the limits laid down in Section 186, para. 3, sentence 4 of the German Stock Corporation Act, to selectively place new shares on the capital markets in Germany and abroad in the best interest of the Company by quickly utilizing an auspicious stock market situation and issuing the shares at a near-market price that is as high as possible. This maximizes the increase in shareholders' equity.

3. Finally, the Management Board sees the possibility of excluding stockholders' subscription rights in the case of a non-cash capital increase. Being able to exclude stockholders' subscription rights would enable the Management Board, subject to the approval of the Supervisory Board, to be able in suitable cases to acquire corporations or equity holdings in corporations against transfer of Company shares or by execution of a conversion. This would make it possible for the Company to react quickly and successfully to attractive offers or opportunities to acquire corporations or equity holdings in corporations on both the domestic and international markets. Frequently, during the course of negotiations it becomes necessary to provide payment in stock and not cash. In order to be able to take action in such cases, the Company must have the option, if necessary, of increasing its share capital by non-cash means while excluding stockholders' subscription rights.

The issuance price for the shares shall always be determined by the Management Board, subject to the approval of the Supervisory Board, giving due regard to the interests of the Company and the stockholders, whereby the Company will seek to realize the highest possible issuance price.

7. RESOLUTION REGARDING THE CREATION OF NEW AUTHORIZED CAPITAL II (AUTHORIZED CAPITAL II) SUBJECT TO THE CANCELLATION OF THE PRIOR AUTHORIZATION, AMENDMENT OF THE ARTICLES OF ASSOCIATION
      The Management Board and Supervisory Board propose that the following resolutions be passed:
      a) The authorization granted by the General Stockholders' Meeting on June 27, 2000 to increase the share capital, which, at (euro) 8,753,094, has not been fully utilized, shall be canceled.
      b) Section 4, para. 6 of the Articles of Association of the Company shall be amended as follows:
          "6. For a period of five years after entry of this authorization in the commercial register, the Management Board is authorized, subject to the approval of the Supervisory Board, to increase the

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               share capital of the Company for the purposes agreed by the
               General Stockholders' Meeting on June 6, 2002 once or several times up to a total of (euro) 9,652,500 by issuing 9,652,500 new common bearer shares against cash capital contributions (Authorized Capital II). Stockholders' subscription rights are excluded. The new shares may only be acquired by third parties with the obligation

          - to offer the shares for sale to the Company at the issuance price plus a fee, which shall be determined as in duty bound by the Management Board, subject to the approval of the Supervisory Board, and

          - should the Company fail to make use of the opportunity to purchase the shares, to place the shares on the market at an emission price which shall be determined as in duty bound by the Management Board, subject to the approval of the Supervisory Board, and to surrender to the Company any additional proceeds realized beyond the issuance price, minus an amount in remuneration which shall be determined as in duty bound by the Management Board, subject to the approval of the Supervisory Board.

The Management Board, subject to the approval of the Supervisory Board, shall determine any and all other aspects of the rights attached to the shares as well as any other conditions concerning issuing the shares."

c) The Company shall accept the opportunity to purchase the shares hereinabove described in subclause b). The acquisition of new shares by the Company shall take place in accordance with Section 71, para. 3, subsection 2 and Section 8 of the German Stock Corporation Act.

REPORT OF THE MANAGEMENT BOARD PURSUANT TO SECTION 203, PARA. 1, SENTENCE 1, TOGETHER WITH SECTION 186, PARA. 4, SENTENCE 2 OF THE GERMAN STOCK CORPORATION ACT REGARDING THE EXCLUSION OF STOCKHOLDERS' SUBSCRIPTION RIGHTS WHEN CREATING AUTHORIZED CAPITAL II
The recommended creation of Authorized Capital II is designed to allow the Company to acquire its own stock without the impact on liquidity that this would normally involve. The acquisition of its own stock is governed by Section 71, para. 1, subsections 2 and 8 of the German Stock Corporation Act. The stock thus acquired shall be used solely for the purposes pursuant to item 9 of the agenda, which is set forth hereinafter. It provides the Company with the possibility of delivering stock at particularly short notice. Effectively, the Company thereby creates a reserve of stock. At the time of creation of Authorized Capital II--which is merely being restated here--the Company, after consultation with its legal counsel, was and remains of the opinion that this method of creating stock represents an approach that is permitted by the German Stock Corporation Act. The Management Board has therefore also included a stipulation in the proposal that not only the Authorized Capital but also the shares which result from it must be expressly earmarked for a specific purpose.

The requested exclusion of stockholders' subscription rights is necessary in order to enable the Company to buy back all the stock. A corresponding obligation on the part of the Company to repurchase the stock is expressly stipulated in the proposal, in addition to the requirement that the stock be earmarked for a specific purpose. Since a third party will only be willing to

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take up the shares issued using the Authorized Capital II if repurchase by the
Company is assured, a corresponding shareholders' right to be offered the chance to buy up to 9,652,500 individual shares is clearly out of the question, reflecting the fact that the shares are also issued without subscription rights.

The purpose of not fixing a specific issuance price is to enable the Management Board, subject to the approval of the Supervisory Board, to react flexibly to specific market requirements. Also, in the opinion of the Management Board it is not currently necessary to fix the issuance price, since the intention is that the shares in the Company shall be repurchased by the Company at the issuance price. If, contrary to the Management Board's plans, a buy-back of the stock pursuant to Section 71, para. 1, subsections 2 and 8 of the German Stock Corporation Act solely for the purposes of the employee stock option plan does not take place, the Management Board, subject to the approval of the Supervisory Board, will fix an emission price that is as high as possible.

8. RESOLUTION REGARDING EXTENSION OF THE AUTHORIZATION FOR THE COMPANY TO PURCHASE ITS OWN SHARES
The Management Board and Supervisory Board propose that the following resolutions be passed:

a) The Management Board is authorized to acquire, up until November 30, 2003, the Company's own stock at prices not below (euro) 1 and which do not exceed the closing price of the stock in the XETRA trading system on the Frankfurt Stock Exchange on the previous trading day by more than ten percent. Stock acquired pursuant to this authorization may not exceed ten percent of the share capital of the Company. The time limit applies to acquisition of the stock, not to holding it. The Company may not acquire its own stock for the purpose of trading it.

b) The Management Board is authorized to recall the Company's own stock acquired pursuant to this authorization without any further resolution of the General Stockholders' Meeting.

9. RESOLUTION REGARDING THE AUTHORIZATION OF THE MANAGEMENT BOARD TO SELL THE COMPANY'S OWN STOCK IN OTHER WAYS THAN BY OFFERING IT TO ALL SHAREHOLDERS OR ON THE STOCK MARKET
The Management Board and Supervisory Board propose that the Management Board be authorized, subject to the approval of the Supervisory Board, to sell the Company's own stock in other ways than on the stock market or by offering it to all stockholders, in particular to undertake the following with regard to such shares, excluding the stockholders' right of purchase, to

a) transfer them to a third party as compensation for the acquisition of corporations or equity holdings in corporations or as compensation for other goods, assets, or services;

b) sell them to institutional investors, whereby the number of shares issued from Authorized Capital under exclusion of stockholders' subscription rights and sold pursuant to Section 186, para. 3, sentence 4 of the German Stock Corporation Act under exclusion of stockholders' right of purchase may not exceed a total of ten percent of the Company's share capital;

c) offer them for purchase to persons who are or were employed by an enterprise associated with the Company;

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d) offer them for purchase to contract personnel and outside consultants or to contract personnel and outside consultants of an enterprise associated with the Company.

In the cases stipulated in subclauses a) and b), the sale price may not be significantly below the stock market price, pursuant to Section 186, para. 3, sentence 4 of the German Stock Corporation Act. The relevant stock market price in accordance with the above provision is the average closing price of the stock in the XETRA trading system on the Frankfurt Stock Exchange during the last five stock exchange trading days before the sale of the stock in question.

In the cases stipulated in subclauses c) and d), the Company's own stock must be sold at the price specified in the employee stock option plan as well as in the Equity Incentive Program by the Management Board, subject to the approval of the Supervisory Board, as the purchase price of the Company's stock when stock options are exercised.

REPORT OF THE MANAGEMENT BOARD PURSUANT TO SECTION 71, PARA. 1, SUBSECTION 8, SENTENCE 5 AND SECTION 186, PARA. 4, SENTENCE 2 OF THE GERMAN STOCK CORPORATION ACT REGARDING THE EXCLUSION OF STOCKHOLDERS' PURCHASE RIGHTS
Regarding subclauses a) and b) of the proposal:

The requested authorization shall serve in particular to enable the Management Board, subject to the approval of the Supervisory Board, to acquire corporations or equity holdings in corporations against transfer of Company shares or by executing a conversion, when suitable opportunities arise. This is designed to enable the Company to react quickly and successfully to attractive offers or opportunities to acquire corporations or equity holdings in corporations on both the domestic and international markets. Frequently, during the course of negotiations it becomes necessary to provide payment in stock and not cash. In order to be able to take action in such cases, the Company must have corresponding quantities of existing stock available as needed.

The requested authorization of the Management Board to exclude, subject to the approval of the Supervisory Board, the stockholders' purchase rights, is intended to enable the Company to react flexibly and in a timely manner to market requirements. In particular, the aim is to make it easier for the company to procure capital, which is in the Company's own best interest. It allows a quicker and more cost-effective placement of the stock than if the stock were sold according to the regulations regarding granting of purchase rights to the stockholders. The Management Board is here thinking specifically of placements with institutional investors, as well as with investors interested in entrepreneurial investment. When this method is used to sell stock, the Management Board will be guided solely by the interests of the Company and will seek to maximize the proceeds, with the current stock market price of Intershop Communications Aktiengesellschaft stock acting as a benchmark. Insofar as there are no other grounds for an exclusion of purchase rights, the number of shares issued from Authorized Capital under exclusion of stockholders' purchase rights and sold pursuant to Section 186, para. 3, sentence 4 of the German Stock Corporation Act under exclusion of stockholders' subscription rights may not exceed a total of ten percent of the share capital.

Regarding subclause c) of the proposal:

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Furthermore, the authorization requested for the Management Board to offer for purchase, under exclusion of the stockholders' purchase rights and subject to the approval of the Supervisory Board, the Company's own stock to persons who are or were employed by an enterprise associated with the Company is intended to cover liabilities arising from purchase rights which the Company has granted or intends to grant to the above-mentioned group of people.

The concrete form of the employee stock option plan is the responsibility of the Management Board, which requires the approval of the Supervisory Board to implement the plan.

A functioning, competitive employee stock option program is of great importance to the Company. The Company is competing internationally for qualified employees in an increasingly tight job market. Today, stock option plans are offered not only in corporations whose stock is traded on the Neuer Markt of the Frankfurt Stock Exchange, but are a feature of modern remuneration systems which is both common and widely expected by employees. In order to promote employee loyalty to the Company, motivate them to above-average performance, and succeed in competing for qualified employees, the Management Board views the continuation of the new employee stock option plan as essential. Also, an increasing number of investors and analysts regard the existence of a competitive employee stock option program as a key positive factor when evaluating a company. The beneficiaries of this program will be the employees of the Company as well as allied enterprises, as defined in Section 15 of the German Stock Corporation Act. This group of people is of outstanding importance to the Company. The beneficiaries will be granted purchase rights (stock options) to Intershop Communications Aktiengesellschaft stock.

Regarding subclause d) of the proposal:

Insofar as shares are issued under the Equity Incentive Program to contract personnel and outside consultants and/or to contract personnel and outside consultants of an enterprise associated with the Company, these shares must previously be purchased by the Company pursuant to Section 71, para. 1, subsection 8 of the German Stock Corporation Act. The Company regards the exclusion of stockholders' purchase rights in the event of sale of the Company's own stock which has been acquired pursuant to Section 71, para. 1, subsection 8 of the German Stock Corporation Act as an essential requirement, since otherwise the implementation of the Equity Incentive Program, which includes contract personnel and outside consultants, would not be ensured, and the Company would therefore be potentially rendered liable for damages. By issuing purchase rights, the interests of the beneficiaries participating in the stock option program will be strongly aligned with the interests of the Company's stockholders. This should result in the Company increasing in value, which favors both the beneficiaries and the stockholders. The purchase price for the offered shares will always be based on the stock market price of the Intershop Communications Aktiengesellschaft stock at the time the stock option is granted.

10. ELECTION OF THE AUDITOR FOR FY 2002
The Supervisory Board proposes that Andersen Wirtschaftsprufungsgesellschaft Steuerberatungsgesellschaft mbH, Dusternstra(beta)e 1, 20355 Hamburg, Germany, be appointed as auditor for FY 2002.

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The Management Board has prepared written reports with regard to the hereinabove listed items 6, 7, and 9 of the agenda concerning the reasons for the authorization of the Management Board, subject to the approval of the Supervisory Board, to decide on the exclusion of the subscription and/or purchase rights of the stockholders. Starting from the day when notice of the General Stockholders' Meeting is given, these reports, which are reproduced in full hereinabove, as well as the financial statements, the consolidated financial statements, the management report, the Group management report, and the report of the Supervisory Board will be available for inspection by stockholders during regular business hours at the business premises of the Company. Upon request, copies of these documents will be sent to each stockholder.

PARTICIPATION IN THE GENERAL STOCKHOLDERS' MEETING

All stockholders who, pursuant to Section 16 of the currently valid Articles of Association, deposit their shares at the latest on Friday, May 31, 2002, at the offices of the Company, with a German notary, with a securities clearing and depositing bank authorized to accept shares, or one of the banks listed below, during regular business hours and who leave them deposited until the close of the General Stockholders' Meeting, are entitled to participate in the General Stockholders' Meeting and to exercise their voting rights.

Commerzbank AG
Bank J. Vontobel & Co AG
Sal. Oppenheim jr. & Cie. KGaA
Credit Suisse First Boston AG

If the shares are deposited with a German notary or a securities clearing and depositing bank, the depository receipt shall be submitted at the latest one day after the cut-off date for depositing them, that is, on June 1, 2002, at the following office of the Company:

Intershop Communications AG
Investor Relations
Amsinckstra(beta)e 57
20097 Hamburg
Germany

Shares shall also be deemed to have been duly deposited if they are held and blocked by other banks, with the consent of one of the official places of deposit, until the close of the General Stockholders' Meeting.

The admission cards issued based on shares having being deposited shall be the identification document for the exercising of voting rights. Voting rights can also be exercised by the holder of a written proxy statement, as well as through a stockholders' association.

Hamburg, April 2002
Intershop Communications Aktiengesellschaft
The Management Board

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As additional information, the Annual Report 2001 is available at
WWW.INTERSHOP.DE. Parts of the General Stockholders' Meeting will be broadcast over the Internet.



Intershop Communications AG
Investor Relations
Amsinckstr. 57
20097 Hamburg
Germany
Phone +49 40 2370 90
Fax     +49 40 2370 9111
E-mail: investorrelations@intershop.de
Internet: HTTP://WWW.INTERSHOP.DE


The CCH is directly next to the Dammtor Railway Station. Parking is available.


This English translation is provided for information purposes only, and only the German original is authoritative. If you require the German original, please contact Investor Relations at above phone number.